Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

April 29, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Allison White

RE:	Post-Effective Amendment No. 73 to the Registration Statement on Form N-1A of Cash Management Fund, Cash Reserves Fund Institutional and Deutsche Money Market Series (each a “Fund” and collectively, the “Funds”), each a series of DWS Money Market Trust (the “Registrant”); (Reg. Nos. 002-78122 and 811-03495)

Dear Ms. White:

This letter is being submitted on behalf of the Registrant in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on March 7, 2016 with regard to the above-captioned Post-Effective Amendment filed on behalf of the Registrant on February 12, 2016 with an effective date of May 1, 2016.

The Staff’s comments are restated below followed by the Registrant’s response.

1.	Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in a Fund’s fee table will extend for at least one year from the effective date of each applicable Fund’s prospectus.

Response: The Registrant confirms that the expense waiver/reimbursement arrangements reflected in a Fund’s fee table will extend for at least one year from the effective date of each applicable Fund’s Prospectus.

2.	Comment: Please update the series and class identifiers in EDGAR to reflect the new name of the Fund.

Response: The Registrant will update the series and class identifiers in EDGAR to reflect the name changes upon effectiveness of the filing.

3.	Comment: Registrant’s Item 4 disclosure should summarize Item 9 disclosure.

Response: The Registrant believes the current disclosure is responsive to the requirements of Form N-1A.

4.	Comment: Under “Other Rights We Reserve” in the prospectus for each Fund, the fourth bullet point indicates that a Fund may rescind any purchase order. Please describe the timeframe for a rescission of a purchase order (e.g., within how many days may a purchase order be rescinded).

Response: Each Fund does not have a specified timeframe but reserves the right to rescind or cancel an order in cases of fraud or violations of stated policies including those related to trading limits or market timing, among others.

5.	Comment: Please add disclosure with regards to the opinion of the Commission that the indemnification disclosed in Item 30 of Part C is against public policy as expressed in the Securities Act of 1933, as amended.

Response: The Registrant added the appropriate disclosure to Item 30 of Part C.

In connection with the above-referenced filing by the Registrant, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and (3) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/ Scott D. Hogan

 Scott D. Hogan

 Director

 Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price P.C.